FOR IMMEDIATE RELEASE	October 22, 2018

Micromem Financing Update

Toronto, New York, October 22, 2018: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQB: MMTIF) announces the following:

  the completion of unsecured convertible debentures totaling $30,000 CAD and $42,000 USD, bearing an interest rate of one percent (1%) per month, calculated daily, maturing in six months. At any time prior to repayment, the outstanding principal and interest of the convertible debenture may be converted, at the option of the lender, into common shares of the Company at a price per common share of $0.055 CAD ($0.042 USD), and shall be subject to a four month and one day hold period. The proceeds are committed to general working capital and repaying debentures.
  the closing of non-brokered private placements totaling (the “Private Placements”) $60,000 CDN and $105,650 USD at $0.05 CAD ($0.038 USD) per common share. The proceeds are committed to general working capital and repaying debentures. The common shares issued pursuant to the Private Placement shall be subject to a four month and one day hold period.
  the repayment of an unsecured debenture totaling $30,000 USD originally secured in March, 2016.
  the repayment on November 5, 2018 of an unsecured debenture with a balance owing of $80,000 CDN originally secured in February, 2017.
  the issuance of 516,667 shares at $0.06 CDN to repay an unsecured debenture, including interest, originally secured in October, 2017, leaving a balance of $229,772 CDN.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:    NASD OTC-QB - Symbol: MMTIF
                   CSE - Symbol: MRM
Shares issued: 253,302,484
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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